UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2008

Commission File Number: 000-25270

Ballard Power Systems Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

CANADA ———————————————————————————————————
(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway Burnaby, British Columbia V5J 5J8 Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: May 22, 2008	By:	/s/ Glenn Kumoi
	Name:	Glenn Kumoi
	Title:	Vice President, Human Resources and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Ballard Power Systems, Inc. Report of Voting Results Dated May 9, 2008

EXHIBIT 99.1